October 25, 2018

Clive Richardson
Interim Chief Executive Officer
Akari Therapeutics Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

       Re: Akari Therapeutics Plc
           Registration Statement on Form F-1
           Filed October 9, 2018
           File No. 333-227752

Dear Mr. Richardson:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 Filed October 9, 2018

General

1. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Clive Richardson
Akari Therapeutics Plc
October 25, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameClive Richardson
                                                           Division of
Corporation Finance
Comapany NameAkari Therapeutics Plc
                                                           Office of Healthcare
& Insurance
October 25, 2018 Page 2
cc:       Heidi Steele, Esq.
FirstName LastName